UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: November 12, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

12 November 2014

RECOMMENDED CASH ACQUISITION

of

CSR PLC

by

QUALCOMM GLOBAL TRADING PTE. LTD.

an indirect wholly owned subsidiary of

QUALCOMM INCORPORATED

to be effected by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

Publication and posting of Scheme Document

On 15 October 2014, the boards of CSR plc (“CSR”) and Qualcomm Incorporated (“Qualcomm”) announced that they had reached agreement on the terms of a recommended cash offer pursuant to which the entire issued and to be issued ordinary share capital of CSR will be acquired by Qualcomm Global Trading Pte. Ltd. (“QGT”), an indirect wholly owned subsidiary of Qualcomm for 900 pence per CSR Share (the “Acquisition”). As outlined in that announcement, the Acquisition is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006.

Accordingly, CSR announces that it is today posting to CSR Shareholders a scheme document relating to the Acquisition (the “Scheme Document”), together with the associated Forms of Proxy. The Scheme Document sets out, amongst other things, the full terms and conditions of the Scheme, an explanatory statement, notices of the required meetings, a timetable of principal events and details of the action to be taken by CSR Shareholders.

Timetable

As further detailed in the Scheme Document, to become effective, the Scheme will require, amongst other things, the approval of Scheme Shareholders at the Court Meeting and the passing of a special resolution at the General Meeting. Notices convening the Court Meeting and the General Meeting, commencing at 11.45 a.m. and 12.00 p.m. (or as soon thereafter as the Court Meeting is concluded or adjourned), respectively, on 4 December 2014 at The Lincoln Centre, 18 Lincoln’s Inn Fields, London WC2A 3ED, are contained in the Scheme Document.

Subject to approval at the relevant meetings, Court approval and the satisfaction or waiver of the other Conditions set out in the Scheme Document (including the receipt of certain antitrust clearances), the Scheme is expected to become effective by the end of the summer of 2015.

The expected timetable of principal events is attached as an Appendix to this announcement.

Holders of CSR Shares should carefully read the Scheme Document in its entirety before making a decision with respect to the Scheme.

All references to time in this announcement are to London time. Capitalised terms used but not defined in this announcement have the meanings set out in the Scheme Document.

Information for CSR Shareholders

A shareholder helpline is available for CSR Shareholders (the “Shareholder Helpline”). Please call CSR’s registrar, Equiniti Limited, between 8.30 a.m. and 5.30 p.m. on Monday to Friday (except UK public holidays), on 0871 384 2050 from within the UK (calls cost 8p per minute excluding VAT, plus network extras) or on +44 121 415 0259 if calling from outside the UK. The Shareholder Helpline is available to answer questions regarding the Scheme Document, the Court Meeting and the General Meeting and the completion of the Forms of Proxy. Please note that calls may be monitored or recorded and Equiniti Limited cannot provide legal, tax or financial advice or advice on the merits of the Scheme.

Enquiries:

Qualcomm

Emily Kilpatrick, Corporate Communications	+1 858 845 5959

Warren Kneeshaw, Investor Relations	+1 858 658 4813

Deutsche Bank AG (financial adviser to Qualcomm)

Adam Howell (San Francisco)	+1 415 617 2800
Thomas Cho

James Stynes (New York)	+1 212 250 2500

Richard Sheppard (London)	+44 (0) 20 7545 8000
Chris Raff
Charles Wilkinson

Finsbury (PR adviser to Qualcomm)

James Murgatroyd	+44 (0) 20 7251 3801
Edward Simpkins

CSR

Will Gardiner, Chief Financial Officer	+44 (0) 1223 692 000

J.P. Morgan Cazenove (financial adviser to CSR)

Rupert Sadler (New York)	+1 212 270 6000
Madhu Namburi
Dwayne Lysaght (London)	+44 (0) 20 7777 2000
Jonathan Wilcox
James Robinson

Goldman Sachs International (financial adviser to CSR)

Pawan Tewari (San Francisco)	+1 415 393 7500
Tammy Kiely

Mark Sorrell (London)	+44 (0) 20 7774 1000
Nick Harper
Alex Garner

FTI Consulting (PR adviser to CSR)

Charlie Palmer	+44 (0) 20 3727 1000

Further Information

This announcement is not intended to and does not constitute, or form part of, any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of CSR in any jurisdiction in contravention of applicable law. The Acquisition will be made solely on the basis of information contained or referred to in, or the procedures set out in, the Scheme Document and the accompanying Forms of Proxy, which together contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document. Shareholders are advised to read the formal documentation in relation to the Acquisition carefully.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFIN – Federal Financial Supervisory Authority). Deutsche Bank AG, London Branch is further authorised by the Prudential Regulation Authority and subject to limited regulation by the Financial Conduct Authority and Prudential Regulation Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority and regulation by the Financial Conduct Authority are available on request. Deutsche Bank AG, London Branch is acting as financial adviser to Qualcomm and QGT and no one else in connection with the Acquisition or the contents of this announcement. Neither Deutsche Bank AG nor any other company in the Deutsche Bank Group will be responsible to any person other than Qualcomm and QGT for providing the protections to clients under the UK regulatory regime nor for providing advice in relation to the Acquisition or any matters referred to in this announcement. Neither Deutsche Bank nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein or otherwise.

J.P. Morgan Limited, which conducts its UK investment banking businesses as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as financial adviser exclusively for CSR and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to herein.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for CSR and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters in this announcement. Neither Goldman Sachs International nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this announcement, any statement contained herein or otherwise.

Overseas Jurisdictions

CSR Shareholders who are not resident in and citizens of the UK may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are contained in the Scheme Document.

The release, publication or distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. Unless otherwise determined by Qualcomm or required by the Code and permitted by applicable law and regulation, the Acquisition will not be made in or into and will not be capable of acceptance in or from any Restricted Jurisdiction or any other overseas jurisdiction in respect of which such action would not be lawful. Accordingly, unless otherwise determined by Qualcomm or required by the Code and permitted by applicable law and regulation, copies of this announcement and formal documentation relating to the Acquisition will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction.

Note to US Shareholders and CSR ADS Holders

US Shareholders (and CSR ADS Holders) should note that the Acquisition relates to the securities of a UK company, is subject to UK procedural and disclosure requirements (which are different from those of the US) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy rules under the US Exchange Act. The financial information with respect to CSR included in this announcement and the Scheme Document has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If QGT exercises its right to implement the acquisition of the CSR Shares by way of a Takeover Offer in lieu of the Scheme, such offer will be made in compliance with applicable US tender offer regulations.

The receipt of cash pursuant to the Scheme by US Shareholders (and CSR ADS Holders), as consideration for the cancellation of its CSR Shares pursuant to the Scheme, may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other, tax laws. Each CSR Shareholder (including US Shareholders) and CSR ADS Holder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

CSR is currently subject to the informational requirements of the US Exchange Act and, in accordance therewith, files reports and other documents with the SEC. Reports and other information filed by CSR with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov.

Neither the SEC nor any securities commission of any state of the United States has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this announcement and the Scheme documents. Any representation to the contrary is a criminal offence in the United States.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, QGT or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, CSR Shares outside the US, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to the Regulatory News Service of the London Stock Exchange and will be available on the London Stock Exchange website at http://www.londonstockexchange.com/prices-and-news/prices-news/home.htm.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on website and availability of hard copies

A copy of this announcement, the Scheme Document and Forms of Proxy will be available free of charge, subject to certain restrictions relating to persons resident in any Restricted Jurisdictions, on Qualcomm’s website at www.qualcomm.com and on CSR’s website at www.csr.com by no later than 12.00 p.m. (London time) on the Business Day following the date of this announcement in accordance with Rule 30.4 of the Code.

The contents of Qualcomm’s website and CSR’s website are not incorporated into and do not form part of this announcement.

Any person who is required to be sent this announcement under the Code may request a hard copy of this announcement by contacting CSR’s registrar, Equiniti Limited, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA or by telephone, between 8.30 a.m. and 5.30 p.m. on Monday to Friday (except UK public holidays), on 0871 384 2050 from within the UK (calls cost 8p per minute excluding VAT, plus network extras) or on +44 121 415 0259 if calling from outside the UK, with your full name and the full address to which the hard copy may be sent. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form. Please note that calls may be monitored or recorded and Equiniti Limited cannot provide legal, tax or financial advice or advice on the merits of the Scheme.

APPENDIX 1

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable sets out expected dates for the implementation of the Scheme.

Event	Time and/or date
Latest time for lodging Forms of Proxy for the:

(a) Court Meeting (blue form)	11.45 a.m. on 2 December 2014(1)

(b) General Meeting (white form)	12.00 p.m. on 2 December 2014(2)

Voting Record Time for the Court Meeting and General Meeting	6.00 p.m. on 2 December 2014(3)

Court Meeting	11.45 a.m. on 4 December 2014

General Meeting	12.00 p.m. on 4 December 2014(4)

The following dates are indicative only and are subject to change(5)

First Court Hearing (to sanction the Scheme)	D-2

Last day of dealings in, and for registrations of transfers of and disablement in CREST of, CSR Shares	D-1

Dealings in CSR Shares suspended	5.00 p.m. on D-1

Scheme Record Time	6.00 p.m. on D-1

Second Court Hearing (to confirm Reduction of Capital)	D

Effective Date of the Scheme	By the end of the summer of 2015 (“D”)

Cancellation of admission of and dealings in CSR Shares	D+3

Despatch of cheques and crediting of CREST accounts for cash consideration due under the Scheme	By the end of D+14

Long Stop Date	31 December 2015(6)

Notes:

(1)	It is requested that blue Forms of Proxy for the Court Meeting be lodged not later than 48 hours prior to the time appointed for the Court Meeting (excluding any part of such 48 hour period falling on a weekend or a public holiday in the UK). Blue Forms of Proxy not so lodged may be handed to the Chairman of the Court Meeting at the Court Meeting before the taking of the poll.

(2)	White Forms of Proxy for the General Meeting must be lodged not later than 48 hours prior to the time appointed for the General Meeting (excluding any part of such 48 hour period falling on a weekend or a public holiday in the UK).
(3)	If either the Court Meeting or the General Meeting is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. on the day which is two Business Days’ prior to the date of the adjourned meeting.
(4)	Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.
(5)	These dates are indicative only and will depend, among other things, on the date upon which (i) antitrust (and other) Conditions are satisfied or, if capable of waiver, waived; (ii) the Court sanctions the Scheme; (iii) the Court confirms the associated Reduction of Capital; and (iv) the Scheme Court Order and the Reduction Court Order, along with the Statement of Capital, are delivered to the Registrar of Companies and, in respect of the Reduction Court Order and the Statement of Capital, if the Court so orders for the Scheme to become effective, when such Reduction Court Order and Statement of Capital are registered by the Registrar of Companies. CSR will give adequate notice of all of these dates, when known, by issuing an announcement through a Regulatory Information Service. Further updates or changes to other times or dates indicated below shall, at CSR’s discretion, be notified in the same way.
(6)	This is the latest date by which the Scheme may become effective unless CSR and QGT agree, with the consent of the Panel and (if required) the Court, a later date.

All references in this announcement to times are to London time unless otherwise stated.